March 3, 2009

Mr. Mark E. Black
Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, CO 80237

Re:	Investment Sub-Advisory Agreement dated
November 12, 2007 between Old Mutual Funds II
(OMF II or the Trust) on behalf of the Old Mutual
Developing Growth Fund (the Fund), Old Mutual
Capital, Inc. (Old Mutual Capital), and
Ashfield Capital Partners, LLC (Ashfield)
(the Sub-Advisory Agreement)

Dear Mr. Black,

Pursuant to Paragraph 6 of the Sub-Advisory Agreement,
the Sub-Advisory Agreement may be terminated by the
Fund at any time, without the payment of any penalty,
by the vote of a majority of Trustees of the Trust.
At its meeting November 13, 2008, the Trustees of
the Trust, including the independent Trustees,
unanimously approved the termination of the
Sub-Advisory Agreement effective immediately
following the consummation of the reorganization
of the Old Mutual Developing Growth Fund into
the Old Mutual Strategic Small Company Fund
(the Effective Time), which reorganization is
anticipated to take effect following the close
of business on March 27, 2009.  The Fund hereby
provides notice of the termination of the
Sub-Advisory Agreement as of the Effective Time.
Until the Effective Time, Old Mutual Capital,
the Fund's investment manager, will work with
Ashfield to ensure the orderly transition of
the portion of the Fund sub-advised by Ashfield,
pursuant to the terms of the Sub-Advisory Agreement.
Please acknowledge your acceptance of the
terms of this termination notice by signing
in the appropriate place below.
Yours sincerely,
/s/ Robert T. Kelly

Robert T. Kelly, Treasurer and Principal
Financial Officer
for and on behalf of
OLD MUTUAL DEVELOPING GROWTH FUND, a series
portfolio of OLD MUTUAL FUNDS II
Acknowledged and agreed,
/s/ Mark E. Black

Mark E. Black, Chief Financial Officer
for and on behalf of
OLD MUTUAL CAPITAL, INC.

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